Exhibit 12.4

Ameren Energy Generating Company Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2006	2005
Net income from continuing operations	$27,068	$96,732
Less- Change in accounting principle	-	(15,600)
Add- Taxes based on income	6,686	72,433

Net income before income taxes and change in accounting principle	33,754	184,765

Add- fixed charges:
Interest on long term debt	44,720	71,720
Estimated interest cost within rental expense	82	-
Amortization of net debt premium, discount, and expenses	440	1,345

Total fixed charges	45,242	73,065

Earnings available for fixed charges	78,996	257,830

Ratio of earnings to fixed charges	1.74	3.52